================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of November 2000



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


================================================================================

                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated November 8, 2000 re Introduction of viaIP - Multi-Service Platform for Service Providers and Large Enterprises at ISPCON Fall 2000 in San Jose, CA.

2. RADVision Ltd. Press Release dated November 9, 2000 re TANDBERG and V-SPAN Among RADVision's New viaIP Beta Customers.

3. RADVision Ltd. Press Release dated November 9, 2000 re RADVision Showcases viaIP with Polycom at ISPCON Fall 2000 in San Jose, CA.

                                                                          ITEM 1

For Immediate Release

Contact:
                                                              Jody Burfening
Karen Gurwitz                David Seligman                   Sanjay Hurry
Dir. Corp. Communications    CFO                              Investor Relations
RADVision, Inc.              RADVision, Ltd.                  LHA
Tel: 201.529.4300, x305      Tel: +972.3.645.5446             Tel: 212.838.3777
kgurwitz@radvision.com       Seligman@tlv.radvision.com       jbs@lhai.com
www.radvision.com            www.radvision.com                www.lhai.com


  RADVision Introduces viaIP - Multi-Service Platform for Service Providers and
             Large Enterprises at ISPCON Fall 2000 in San Jose, CA

      NEW viaIP PRODUCT FAMILY PROVIDES ALL-IN-ONE SOLUTION FOR DEPLOYING
                IP-CENTRIC VOICE, VIDEO AND CONFERENCING SERVICES

Mahwah, NJ, November 8, 2000 - RADVision (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today unveiled its new chassis-based viaIP multi-service platform. The viaIP product family is designed for next-generation communication networks, addressing the IP communication requirements of service providers and large enterprise and government networks. The viaIP platform is being showcased at ISPCON Fall 2000 in San Jose, CA, from November 8-10, at RADVision's booth #2236.

RADVision's new viaIP all-in-one-solution integrates multimedia gateway, multipoint conferencing, data collaboration, and gatekeeper intelligence into a single, standards-based platform. This cost-effective, Voice and Video over IP (V2oIP(TM)) solution provides the scalability and proven interoperability needed for deploying IP-centric voice, video, and data networks.

"We are seeing the rate of deployment of IP-centric solutions for next-generation networks dramatically increase," says Ami Amir, Chief Executive Officer for RADVision. "As the market for real-time V2oIP(TM) moves beyond the early adopter stage, we need to offer our customers networking products that will support the requirements of large scale global networks - that means support for many sites and many concurrent calls. Our new viaIP platform provides a highly scalable and flexible architecture that addresses the needs of service providers and large enterprise networks. It is an extremely cost-effective solution. We plan to offer a variety of viaIP form factors suitable for a range of solutions for small, mid-size and large installations."

"With this product introduction, RADVision is expanding beyond its current market leadership position in the enterprise communications arena to the rapidly growing market for IP-centric networking solutions for service providers and builders of large-scale global networks," concluded Amir.

The viaIP high performance, multi-function platform is built around RADVision's award winning, market-leading H.323 technology and uses a 4-slot CompactPCI
(cPCI) architecture. The viaIP-400 is the first version of the platform family to be introduced. The viaIP-400 is a 4-slot chassis that supports hot-swappable, mix-and-match functionality. This highly configurable and scaleable design provides maximum flexibility for configuring systems to meet a wide variety of functional and performance application requirements. The viaIP-400 is extremely easy to configure, install and maintain. Mix-and-match configuration options include:


                                     more...

o MCU cards for multipoint V2oIP conferencing functionality with support for up to 100 conferencing ports per card o Multimedia Gateway cards with two PRI interfaces per card for translation between H.320 and H.323, providing seamless communication between IP and ISDN/PSTN networks

o High performance Windows NT(TM) Application Server cards for running viaIP applications:

     o    Enhanced  Communication  Server (ECS)
          ECS provides complete gatekeeper functionality for managing H.323 network resources, implementing policies and call control for real time voice and video traffic.

     o    Data Collaboration Server (DCS)
          DCS provides T.120 data sharing capabilities for converged voice, video and data applications.

RADVision's new viaIP multi-function platform is being unveiled at ISPCON 2000 in San Jose, CA, at RADVision's booth #2236. Visitors to the booth can play RADVision's fun and informative Who Wants to be an IP Visionaire? interactive game. Game prizes include a Palm VII, digital entertainment center or a seven-day Hawaii holiday. Conference attendees will receive a "double your chances" entry card with their ISPCON box lunch.

RADVision is also sponsoring ISPCON's car giveaway, providing visitors to the booth with a chance to win a 2001 Porsche Boxster Convertible. Entry forms can be picked up at the show and must be stamped at each sponsor's booth.

Copies of RADVision's new "Visionary Guide to the IP Universe" - a comprehensive pocket guide describing the relationship between SIP, MGCP, H.248/MEGACO and
H.323 real-time IP communications protocols, will also be available at the booth.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                       ###
                            All trademarks recognized

                                                                          ITEM 2

For Immediate Release:

Contact:
                                                           Jody Burfening
 Karen Gurwitz                David Seligman               Sanjay Hurry
 Dir. Corp. Communications    CFO                          Investor Relations
 RADVision, Inc.              RADVision, Ltd.              LHA
 Tel: 201.529.4300, x305      Tel: +972.3.645.5446         Tel: 212.838.3777
 kgurwitz@radvision.com       Seligman@tlv.radvision.com   jbs@lhai.com
 www.radvision.com            www.radvision.com            www.lhai.com

         TANDBERG and V-SPAN Among RADVision's New viaIP Beta Customers

   RADVISION'S NEW VIAIP MULTI-SERVICE PLATFORM PROVIDES ALL-IN-ONE SOLUTION
                   FOR SERVICE PROVIDERS AND LARGE ENTERPRISES

Mahwah, NJ, November 9, 2000 - RADVision (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that TANDBERG, a global leader for videoconferencing, and V-SPAN, a leading provider of virtual communication solutions, are among RADVision's viaIP beta customers. The company's newly unveiled Compact PCI, chassis-based, multi-service viaIP integrates multimedia gateway, multipoint conferencing (MCU), data collaboration, and gatekeeper intelligence into a single, standards-based platform. This cost-effective, Voice and Video over IP (V2oIP) solution provides the scalability and proven interoperability needed for deploying IP-centric voice, video and data networks, addressing the IP communication requirements of service providers and large-scale enterprise and government networks. RADVision introduced the viaIP-400 4-slot form factor yesterday, and is currently showcasing the new platform designed for next-generation communication networks at ISPCON Fall 2000 in San Jose, CA, from November 8-10, at RADVision's booth #2236.

"We are delighted to have companies like TANDBERG and V-SPAN to work with as beta customers," said Ami Amir, Chief Executive Officer for RADVision. "These types of customers enable us to test our viaIP platform in various network configurations. This type of cooperation is essential for making sure that we ship a product that delivers the kind of functionality, reliability and scalability required by the expanded customer base we are targeting, which includes service providers and other builders of large-scale global networks."

TANDBERG, through its existing partnership with RADVision, provides customers with a complete videoconferencing solution on IP networks. By testing RADVision's new viaIP, TANDBERG demonstrates its commitment to researching and developing leading edge technologies that provide customer benefits independent of network selection. "TANDBERG's systems automatically select and operate on ISDN and IP networks. Communications over IP is an important part of videoconferencing strategy to a number of our customers, so we naturally look for new IP solutions that complement our range of endpoint videoconferencing products," says TANDBERG Technology Director, Robert Berntsen.

V-SPAN will be using the platform to provide on-demand multimedia conferencing and streaming video services for meetings, events and training for its domestic and international customer base. RADVision's viaIP-400 is being integrated into V-SPAN's next-generation networks to address the needs of corporations, carriers, and ISPs. "We look to the viaIP product to provide us a high density, scalable, and highly reliable platform. The viaIP product will give us the tools with which to provide multipoint services, protocol gateways, and gatekeeping services to meet the needs of our traditional and next generation customers in an industry where interoperability, fault tolerance, and performance are of the utmost importance to the End User," said John Lytle, VP & Chief Technology Officer for V-SPAN.

                                     more...

About TANDBERG

TANDBERG is a leading global provider of videoconferencing solutions. The company designs, develops and manufactures videoconferencing systems and offers sales, support and value-added services in more than 50 countries worldwide. TANDBERG has its headquarters in Oslo, Norway and major offices in the United States, the United Kingdom, Canada and China. TANDBERG is publicly traded on the Oslo Stock Exchange under the symbol TAA. For more information, please visit www.tandberg.net.

About V-SPAN

V-SPAN provides virtual global communication solutions over traditional and next generation networks to corporations, carriers, and ISPs. V-SPAN's suite of applications and back office network connectivity services enable on-demand multimedia conferencing and streaming for meetings, events and training. Through its premiere customer service, V-SPAN empowers enterprises to extend their communications reach, reducing business cycles, expanding global presence and maximizing competitive advantages.
V-SPAN's award-winning services include: broadband gateway connectivity between traditional (ISDN) and new media networks (i.e.: Internet, wireless, cable modems, XDSL, VoIP, POTS & public/private switched), multipoint bridging, videoconference network management, Web-Enhanced Teleconferencing, audioconferencing, Managed Conference Services, Internet streaming, worldwide scheduling & reservations and help desk services. V-SPAN corporate headquarters is located in King of Prussia, PA with offices worldwide. For additional information about V-SPAN services and unrivaled customer dedication, please contact 1-888-44V-SPAN or visit our Web site at www.v-span.com.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video, and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

                                       ###
                            All trademarks recognized

                                                                          ITEM 3

For Immediate Release

Contact:          Karen Gurwitz                      David Seligman
                  Dir. Corp. Communications          CFO
                  RADVision, Inc.                    RADVision, Ltd.
                  Tel: 201.529.4300, x305            Tel: +972.3.645.5446
                  kgurwitz@radvision.com             Seligman@tlv.radvision.com
                  www.radvision.com                  www.radvision.com


                    RADVision Showcases viaIP with Polycom at
                        ISPCON Fall 2000 in San Jose, CA

    RADVISION'S NEW CHASSIS-BASED MULTI-SERVICE VIAIP PLATFORM SHOWCASED WITH
           POLYCOM'S VIEWSTATION H.323 VIDEO COMMUNICATIONS SOLUTION

Mahwah, New Jersey, November 9, 2000 -- RADVision (NASDAQ:RVSN), a leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP, today announced that it is demonstrating interoperability between its newly announced chassis-based viaIP multi-service platform and the industry-leading ViewStation(TM) by Polycom, Inc. (NASDAQ:PLCM), a worldwide market leader in broadband communication solutions. The demonstration is taking at RADVision's Booth #2236 in ISPCON Fall 2000 in San Jose, CA, from November 8-10.

RADVision's new viaIP all-in-one-solution integrates multimedia gateway, multipoint conferencing, data collaboration, and gatekeeper intelligence into a single, standards-based platform. The viaIP-400 is the first version of the platform family to be introduced. It is a 4-slot chassis that supports hot-swappable, mix-and-match functionality. In conjunction with this week's demo at ISPCON Fall 2000, both RADVision and Polycom are in the process of conducting full interoperability testing.

In the demonstration of real-time, interactive multipoint voice and video conferencing over IP, three Polycom ViewStation H.323 endpoints will be connected to the viaIP-400 platform. The endpoints will be in conference mode throughout the demonstration. A telephone running POTS (Plain Old Telephone Service) will be connected via an ISDN line to show voice-only participation.

"Polycom is committed to advancing IP video communications, evidenced by our product development and IPriority(TM) initiative focused on delivering quality of service over IP networks," said Craig Malloy, senior vice president and general manager of Polycom's enterprise visual communications division. "We are pleased to be partnering with a company like RADVision, a proven industry leader, to achieve this goal."

The viaIP-400 is scheduled to begin shipping in Q1/2001. The initial release will include MCU cards for multipoint V2oIP conferencing functionality with support for 30, 60 and 100 conferencing ports per card (MCU-30, MCU-60, MCU-100), and high performance Windows NT(TM) application server cards for running Data Collaboration Server (DCS) and Enhanced Communication Server (ECS) applications. The ECS application, which provides complete gatekeeper functionality for managing H.323 network resources, implementing policies, and call control for real-time voice and video traffic, will be demonstrated at the RADVision booth. Multimedia Gateway cards, with two PRI interfaces per card for translation between H.320 and H.323, will be available as of Q2/2001.

                                     more...

Polycom's ViewStation H.323, a high-quality, low-cost group video system, is the entry level IP-only product in the ViewStation line. This product reinforces the company's commitment to advancing IP adoption in the video communications arena, which enables businesses relying on IP networks to realize substantial cost savings. The H.323-only ViewStation provides the utmost flexibility as the system can be upgraded to support 512 kbps ISDN or 768 kbps over V.35 connections to T1/E1 and satellite networks.

RADVision's new viaIP multi-function platform is being introduced at ISPCON 2000 in San Jose, CA, at RADVision's booth #2236. Visitors to the booth can play RADVision's fun and informative Who Wants to be an IP Visionaire? interactive game. Game prizes include a Palm VII, digital entertainment center or a seven-day Hawaii holiday. Conference attendees will receive a "double your chances" entry card with their ISPCON box lunch.

RADVision is also sponsoring ISPCON's car giveaway, providing visitors to the booth with a chance to win a 2001 Porsche Boxster Convertible. Entry forms can be picked up at the show and must be stamped at each sponsor's booth.

Copies of RADVision's new "Visionary Guide to the IP Universe" - a comprehensive pocket guide describing the relationship between SIP, MGCP, H.248/MEGACO and
H.323 real-time IP communications protocols, will also be available at the booth.

About RADVision

RADVision is a leading provider of products and technology that enable real-time voice, video and data communications over packet networks, including the Internet and other networks based on the Internet protocol or IP. RADVision's products and technology are used by RADVision customers to develop systems that enable enterprises and service providers to use next generation packet networks for real-time IP communications. RADVision is actively involved in the development of the industry standards that are driving the emergence and growth of the use of packet networks for real-time communications, and was the first-to-market with enabling technology and the products required for the transmission of real-time voice, video and data over packet networks. As a result, RADVision is well positioned to lead the market with products and technology that enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to next generation packet networks. The company's products and technology include standards-based gateways, conferencing bridges, gatekeepers and software toolkits. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.


                                       ###
                            All trademarks recognized

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: November 13, 2000